SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, July 15, 2019

To

The Securities and Exchange Commission of Brazil (CVM)

Rua Sete de Setembro, 111, 33º andar

Centro - Rio de Janeiro - RJ

Re.:     Official Letter 206/2019/CVM/SEP/GEA-1

Dear Sirs,

We refer to Official Letter 206/2019/CVM/SEP/GEA-1 ("Letter") dated July 11, 2019, through which you requested clarifications from Braskem S.A. ("Braskem" or "Company") regarding a news report on June 7, 2019, in the news portal G1, entitled “Justiça determina que Braskem devolva R$ 681 milhões para a União e para a Petrobras”, [Court orders Braskem to return R$ 681 million to the Federal Government and to Petrobras], as follows:

“Dear Sir,

1.    I refer to Official Letter 178/2019/CVM/SEP/GEA-1, sent initially on June 7, 2019, with a typing error in Braskem’s email address and resent on July 11, 2019.

2.    In this regard, we request you to disregard said letter in view of a misunderstanding regarding the news item that the company needs to express its opinion about.

3.    Nonetheless, we request your opinion on the news item entitled "Justiça determina que Braskem devolva R$ 681 milhões para a União e para a Petrobras", published in the G1 news portal on June 7, 2019.

4.    Your response must be made via the Empresa.NET system, in the category: Notice to the Market, type: Clarifications on CVM/B3 queries, subject: Article Published in Media, which should include a transcription of this letter.

5.    Note that the Superintendent of Corporate Relations, in the exercise of his legal powers and, based on item II, article 9 of Federal Law 6,385/76 and on CVM Instruction 452/2007, can determine a fine of one thousand reais (R$1,000.00), without prejudice to other administrative sanctions, for non-compliance with the requirements stipulated in this letter, by July 15, 2019.

Sincerely,”

In this regard, Braskem clarifies that the news report refers to the public decision handed over by the Federal Courts on June 7, 2019, which ratified the request made by the Company and the Federal Prosecution Office about using the amounts deposited in court to pay the obligations stemming from the leniency agreement signed by Braskem with the Office of the Federal Controller General (CGU) and the Office of the Attorney General (AGU), as announced to the market on May 31, 2019.

For more information, please contact Braskem’s Investor Relations Department by calling +55 11 3576-9531 or send an e-mail to braskem-ri@braskem.com.br

Sincerely,

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

BRASKEM S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.